Exhibit 99.55

RIO ALTO PRODUCES 47,010 OZS AU IN Q3 & REAFFIRMS PRODUCTION GUIDANCE OF
190 to 210,000 OZS OF GOLD FOR 2012

For Immediate Release	October 18, 2012

Rio Alto Mining Limited (“Rio Alto”) (TSX & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that its La Arena Gold Mine poured 47,010 ounces of gold during the three months ended September 30, 2012 (161,064 ounces of gold poured for the nine months ended September 30, 2012). Sales in the third quarter of 45,098 ounces of gold at an average price of $1,600 per ounce generated cash sales proceeds of $72.2 million. Rio Alto also re-affirms previously announced 2012 gold production of between 190 and 210,000 ounces.

Q3 ore production was predominately from the smaller, lower grade Ethel Pit. During 2012, the Company intends to mine-out this pit and prepare a portion of it, during 2013, for use as a leach pad and return to mining the Calaorco Pit.

Ore placed on the leach pad and waste production from The La Arena Gold Mine for the third quarter of 2012 were less than planned due to a permitting delay and poor ground conditions in erosion channels adjacent to the leach pad. Unusually heavy rainfall in the latter part of 2011 and the first six months of 2012 contributed to the poor ground conditions experienced during construction. The permitting delay slowed waste dump construction and ground conditions hampered leach pad construction. Actual ore and waste production for Q3 are set out in the table below and actual production results compared to mine plan results are illustrated in the charts below:

	Ore tonnes	Au gpt	Au Ozs	Waste tonnes
July	806,166	0.59	15,318	820,808
August	760,934	0.60	14,634	1,025,104
September	802,160	0.57	14,785	1,046,437
Total/Average	2,369,260	0.59	44,737	2,892,349

For Q3 ore placed on the pad was lower than budget by about 290,000 tonnes while ore grade mined equalled plan of 0.59 gpt resulting in ounces of gold placed on the pad being nearly 5,600 ounces less than planned.

In Q4 mining will continue from the Ethel Pit and should result in about 52,000 ounces of gold being placed on the pad. Permitting for production of 36,000 tonnes of ore per day is underway

Pad expansion work has been accelerated prior to the onset of the rainy season, which is expected to begin in November. The status of additional pad space will be a key factor in providing revised production guidance for 2013.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected gold production. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +511 99279 4655	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com